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Total and Sonatrach Partner to Build a Petrochemical Complex in Algeria
Paris, July 17, 2007 - Following a call for tenders, Total has been selected to build a petrochemical complex in Arzew, near Oran, Algeria, in partnership with Sonatrach.
The project encompasses the construction of an ethane cracker and three product lines. The cracker will have a capacity of 1.4 million metric tons per year. The feed gas will come from southern Algerian fields. The cracker will produce around 1.1 million metric tons of ethylene per year, which will be processed into 410,000 metric tons of monoethylene glycol, 350,000 metric tons of high density polyethylene and 450,000 metric tons of linear low density polyethylene, mainly for export.
The investment required is estimated at around $3 billion. Development design will be launched shortly, with commissioning of the units scheduled in about five years.
The project is in line with Total’s strategy of expanding its petrochemical activities through world-class facilities and securing preferred access to feedstock.
Present in Algeria since 1946, Total’s equity production was 80,000 barrels of oil equivalent per day in 2006 coming from Hamra and Tin Fouyé Tabankort fields as well as stakes in the Rhourde El Khrouf and Ourhoud fields through its interest in Cepsa.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 95,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas trading and electricity. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com